UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
California Labs, Inc.

Legal status of issuer

> *Form*
> C-Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> March 7, 2014

Physical address of issuer
1540 Market St. Suite 100, San Francisco, CA 94102

Website of issuer
https://www.joinloop.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
 First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$107,000

Deadline to reach the target offering amount
November 8, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,480,804	$758,972
Cash & Cash Equivalents	$231,304	$178,300
Accounts Receivable	$0	$0
Short-term Debt	$350,645	$4,769
Long-term Debt	$106,000	$0
Revenues/Sales	$357,011	$407,340
Cost of Goods Sold	$280,656	$491,034
Taxes Paid	$0	$0
Net Income	$ -870,535	$ -2,015,181

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
August 7, 2018

California Labs, Inc.



Up to $107,000 of Crowd Notes

California Labs, Inc. dba Loop ("California Labs", the "Company," "we," "us", or "our"), is offering up to $107,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 8, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $2,600,000 under the Combined Offerings (the "Closing Amount") by November 8, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $107,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 8, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.joinloop.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: http://www.seedinvest.com/loop

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management

concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

California Labs, Inc. is a Delaware C-Corporation, formed on March 7, 2014. The Company is currently also conducting business under the name of Loop.

The Company is located at 1540 Market St. Suite 100, San Francisco, CA 94102.

The Company's website is https://www.joinloop.com.

The Company previously operated as a Delaware C-Corporation under the name Wink Labs, Inc..

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under http://www.seedinvest.com/loop and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$107,000
Minimum investment amount per investor	$1,000
Offering deadline	November 8, 2019
Use of proceeds	See the description of the use of proceeds on pages 14-15 hereof.
Voting Rights	See the description of the voting rights on pages 12, 13, 15, 16, 18-20.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Management has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $3,000,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Many of company's contracts and future revenue are understood to be contingent / to trigger on the successful development and proof of concept of Loop. Loop is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that Loop or any other product candidates will be successfully developed or commercialized.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. On some occasions, this pricing pressure may result in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on their business.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company's intellectual property is not currently patented, and they may not be able to obtain such intellectual property rights. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their

technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The consolidation of retail customers could adversely affect us. Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

We plan to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets

are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's cash position is relatively weak. The Company currently has only $82,741 in cash balances as of December 2018. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding liabilities. The Company owes approximately $120,000 in current liabilities.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks. Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for

the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company does not have an employment contract in place with Brian Gannon, the CEO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Brian Gannon were to leave LOOP, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no

preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $8,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 10%, or based on a $8,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $8,500,000 valuation cap, so you should not view the $8,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 31% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Distrust in Facebook and social media is increasing - 52.2% of users are not confident about their privacy on the internet. Due to this, there is a growing reluctance among some users to post pictures of their family online. But families are spread apart and are desperate for tools to help them stay connected in this digital age. Currently, users are in the unfortunate position of having to choose between privacy and connectedness.

Loop breaks through this dilemma by offering a solution that has the convenience of a social network without the tradeoffs of privacy. We have built a family messaging app plus an elegant home display that is simple, private, and

fun. This innovative hardware and software solution provides an experience that we believe surpasses any app solution alone.

We have shown there is a strong demand for a private and family friendly social platform – to date we have generated over $1M in revenue and are building out a monthly subscription business. We have a passionate and diverse group of customers from parents, millennials, and even teens, who want a simple solution to connect their family.

Business Plan
Loop is a private family network and home display. Families use the app to share pictures, videos, message, and even video chat. The home display streams content into channels, bringing back the communal family experience of televisions and radios from the 50's and 60's.

It's a private, closed system without ads, and only includes the people you care about the most.

Business Model

We charge $249 for a single Loop and $199/Loop if you purchase a bundle of 3 or more units. The app is free and customers can share the app with multiple family members, with or without the Loop display. In Q2 we plan to unveil a premium subscription service in which we will charge $3-$9/mo for cloud backup, video support, and auto-synchronization with online sources. We make up to 40% gross margin on the full price hardware and an estimated 70-80% gross margin on the subscription service.

Competitive Advantage

Loop has a unique hardware plus software technology solution that cuts across multiple generations. While young people are fleeing from Facebook, Loop has carved out a position as family-first brand that offers our users both simplicity and privacy.

Our business model of selling hardware plus subscription eliminates the need to sell data to advertisers, unlike the big companies such as Facebook or Google.

Market Opportunity

Loop has been referred to as "Snapchat for your family," but we believe that "family" represents a market opportunity larger than even Snapchat's ($10B) because although teens represent a significant demographic, everyone has family. Family is a unifier among age groups and for many, it's the most important thing in life.

As major platforms become bigger, it opens up opportunities for vertical "focused" networks to emerge. For example, NextDoor (social network for neighborhoods) is having incredible success.

With privacy and trust at the forefront, we believe the timing is perfect to build a family-focused network.

In the future, our aim is for Loop to be recognized around the world as the trusted place for family to stay connected.

Customer Acquisition

We are a DTC (direct to consumer) brand and currently use online advertising to drive traffic to our website. In Q3 we plan to sell through Amazon.com and in 2020 we expect to add on retail. We previously ran a nationwide test at Best Buy stores where we sold out in less than four weeks.

We are also in discussions with HSN/QVC to test the direct TV model and generate awareness, and with Adobe to integrate with Lightroom which could open up millions of photographers and their highly curated content.

Network Effects and Viral Growth

Within a family, Loop has natural network effects - the product/service becomes more valuable with each additional family member who joins. There is also natural virality as people are encouraged to invite others into the system. We expect Loop to catch on and show viral vector for growth once we hit critical mass.

The Company's Products and/or Services

Product / Service	Description	Current Market
Consumer Electronics	Loop is a family communication device for the home that allows you to seamlessly share video, photos, and video chat.	Individuals that wish to use family communication services with greater privacy than current social media offerings

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are individuals using family communication services.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 7.88% of the proceeds, or $205,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 16.84% of the proceeds, or $18,025, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Android App	5%	5%	5%
Customer Service	5%	5%	5%
Subscription Service	10%	10%	10%
Marketing	25%	25%	25%
Software Engineering	25%	25%	25%
Hardware Expenses	15%	15%	15%
Office and GA	15%	15%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Brian Gannon	CEO and Director	**Loop, CEO, October 2014 - present:** Product management, project management, fundraising, managing operations and marketing.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in California.

CAPITALIZATION AND OWNERSHIP
Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	6,748,171	N/A	N/A	53.6317%	
Series Seed Preferred	5,834,262	Yes	N/A	46.3683%	Price Per Share: $0.5387
Options and RSU's Outstanding Under 2014 EIP	3,532,043	N/A	To the extent converted	N/A	
Convertible Note	$3.75M	N/A	To the extent converted	N/A	$8.5M cap, 10% discount, 3% interest, maturity at August 27, 2020
Convertible Note	$100,000	N/A	To the extent converted	N/A	5% interest, $1,666,667 Cap, maturity date Feb 29, 2020

Ownership

A majority of the Company is owned by one person. That person is Brian Gannon.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Brian Gannon	Common Stock	31%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

California Labs, Inc.(dba Loop (the "Company") is a C-corporation incorporated in Delaware as of 03/07/2014 and is headquartered in San Francisco, CA. Loop makes a hardware and software tool to help families share pictures and communicate. We make revenue by selling a Loop home hardware display device as well as a monthly subscription for cloud backup and other services.

The Company was incorporated in DE under the name Wink Labs, Inc. on 3/7/2014 and was renamed California Labs, Inc. on 1/12/2015.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $231,303.77 in cash on hand as of December 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is

also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed Preferred	January 2017	Regulation D, 506(b)	Preferred Stock	$2M	SG&A
Convertible Note	March 2015	Regulation D, 506(b)	Convertible Debt	$750K	SG&A

THE OFFERING AND THE SECURITIES
The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 10% to the price in the qualified equity financing, subject to a $8,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $8,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 3%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $2,600,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidiation Distributions	Conversion Rights and Other Rights and Preferences
Series Seed Preferred	Yes	Yes	Yes	Yes

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
● In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to

do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Brian Gannon
_____
(Signature)

Brian Gannon
_____
(Name)

principal executive officer, principal financial officer, principal accounting officer and director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Gannon
_____
(Signature)

Brian Gannon
_____
(Name)

principal executive officer, principal financial officer, principal accounting officer and director
_____
(Title)

8/7/19
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



COMPANY CERTIFIED FINANCIALS

I, Brian Gannon certify that the financial statements of California Labs, Inc. included in this Form are true and complete in all material respects.

Brian Gannon
_____
Brian Gannon
CEO
California Labs, Inc.
August 6, 2019

California Labs

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (XXXXXX 0850)	178,300
Total Bank Accounts	**$178,300**
Other Current Assets	
Deferred Revenue	-299,926
Inventory Asset	552,066
Start Up	1,249
Total Other Current Assets	**$253,389**
Total Current Assets	**$431,689**
Fixed Assets	
Computers and Equipment	
Accumulated Depreciation	-39,883
Computers	26,408
Prototypes	33,557
Total Computers and Equipment	**20,082**
Total Fixed Assets	**$20,082**
Other Assets	
Intangible Assets	
Accumulated Amortization	-32,029
App Development	112,640
Industrial Design	4,260
Trademark	914
Video Design and Production	136,475
Website Design	84,940
Total Intangible Assets	**307,200**
Total Other Assets	**$307,200**
TOTAL ASSETS	**$758,972**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	4,769
Total Accounts Payable	**$4,769**
Total Current Liabilities	**$4,769**
Total Liabilities	**$4,769**
Equity	
Common Stock	195,250
Paid-In Capital or Surplus	
Anand Swaminthan	15,000
Araba LLC	100,000

	TOTAL
Boxgroup	300,000
Brad O'Neill	100,000
Carlos Sanchez	25,000
CUI Family Investment	50,000
Final Touch	44,990
Franjieh Hala Fadel	49,975
Gokul Rajaram	25,000
Malcolm Warne	50,000
Manu Kumat	50,000
Michael Frazier	50,000
Neil Christopher	75,000
New Punjab	1,514,921
Otham Laraki	25,000
Paul Daughterty	50,000
PCH International	20,050
Pirooz Paravarandeh	75,000
Rami Habal	10,000
Resolute	1,400,000
Ron Clark	50,000
Rongguo Cui	50,000
Russel Fradin	25,000
Sean Gold	175,000
Stephen Russell	100,000
Timothy Dunn	50,000
XCEL	50,000
Total Paid-In Capital or Surplus	**4,529,935**
Retained Earnings	-1,955,801
Net Income	-2,015,181
Total Equity	**$754,203**
TOTAL LIABILITIES AND EQUITY	**$758,972**

California Labs

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (XXXXXX 0850)	231,304
Total Bank Accounts	**$231,304**
Other Current Assets	
Component Inventory	240,000
Deferred Revenue	534,241
Start Up	1,249
Total Other Current Assets	**$775,490**
Total Current Assets	**$1,006,794**
Fixed Assets	
Computers and Equipment	
Accumulated Depreciation	-39,883
Computers	28,557
Prototypes	33,557
Total Computers and Equipment	**22,231**
Total Fixed Assets	**$22,231**
Other Assets	
Intangible Assets	
Accumulated Amortization	-32,029
App Development	255,826
Industrial Design	4,260
Trademark	914
Video Design and Production	136,475
Website Design	86,334
Total Intangible Assets	**451,779**
Total Other Assets	**$451,779**
TOTAL ASSETS	**$1,480,804**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	30,462
Total Accounts Payable	**$30,462**
Other Current Liabilities	
Legal Fees Payable	10,000
Loan from Shareholder	160,000
Salaries Payable	165,645
Taxes Payable	15,000
Total Other Current Liabilities	**$350,645**
Total Current Liabilities	**$381,107**

	TOTAL
Long-Term Liabilities	
Inventory LOC	106,000
Total Long-Term Liabilities	**$106,000**
Total Liabilities	**$487,107**
Equity	
Common Stock	288,679
Paid-In Capital or Surplus	
Amos Benmeir	20,000
Anand Swaminthan	15,000
Araba LLC	100,000
Boxgroup	300,000
Brad O'Neill	100,000
Carlos Sanchez	25,000
CUI Family Investment	50,000
Final Touch	44,990
Franjieh Hala Fadel	49,975
Gokul Rajaram	25,000
Kingtachi International	189,500
Launch Incubator	100,000
Leslie Goldman	12,500
Malcolm Warne	50,000
Manu Kumat	50,000
Michael Frazier	50,000
Mosaic ltd	25,000
Neil Christopher	75,000
New Punjab	1,514,921
Otham Laraki	25,000
Paul Daughterty	50,000
PCH International	20,050
Pirooz Paravarandeh	75,000
Rami Habal	10,000
Resolute	1,400,000
Ron Clark	50,000
Rongguo Cui	50,000
Russel Fradin	25,000
Sean Gold	175,000
Stephen Russell	750,000
Timothy Dunn	50,000
XCEL	50,000
Total Paid-In Capital or Surplus	**5,526,935**
Retained Earnings	-3,970,982
Working Capital	19,600
Net Income	-870,535
Total Equity	**$993,697**
TOTAL LIABILITIES AND EQUITY	**$1,480,804**

California Labs

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Sales of Product Income	407,340
Total Income	**$407,340**
Cost of Goods Sold	
Cost of Goods Sold	
Freight & delivery - COS	21,028
Other Costs - COS	90,667
Supplies & Materials - COGS	11,205
Lab Supplies	445
Total Supplies & Materials - COGS	**11,650**
Total Cost of Goods Sold	**123,345**
Manufacturing - COGS	
Manufacturing COGS	339,450
Total Manufacturing - COGS	**339,450**
Subcontractors /Payroll- COS	
Contractor Payments/Gusto	28,239
Total Subcontractors /Payroll- COS	**28,239**
Total Cost of Goods Sold	**$491,034**
GROSS PROFIT	**$ -83,694**
Expenses	
General and Administrative Expense	
Accounting	1,950
Bank Service Charges	1,100
Dues & Subscriptions	209
Hosting	300
Insurance	1,458
Legal & Professional Fees	
Legal Fees	30,696
Total Legal & Professional Fees	**30,696**
Meals and Entertainment	5,594
Office Supplies	
Hardware Expense	3,342
Supplies	19,188
Total Office Supplies	**22,530**
Payroll Expense	
Salaries & Wages - CEO	125,000
Taxes - Payroll	37,454
Total Payroll Expense	**162,454**
Payroll Fees	727
Recruiting & HR	6,000
Rent or Lease	20,000
Repair & Maintenance	459

	TOTAL
Shipping and delivery expense	14,220
Taxes & Licenses	30
Telephone	1,011
Total General and Administrative Expense	**268,738**
Research & Development	1,424
Design - R&D	37,304
Salaries & Wages - Design R&D	81,102
Total Design - R&D	**118,406**
Hardware - R&D	458,580
Salaries & Wages - Hardware R&D	41,716
Total Hardware - R&D	**500,296**
Software - R&D	415,832
Salaries & Wages - Software R&D	107,463
Total Software - R&D	**523,295**
Total Research & Development	**1,143,422**
Sales & Marketing	0
Advertising	167,115
Marketing	2,259
Marketing - Consulting	14,103
Marketing - Misc	55,385
PR Consulting	31,450
Salaries & Wages - Marketing	53,020
Salaries & Wages - Sales	40,115
Total Marketing	**196,332**
Total Sales & Marketing	**363,446**
Software Expense	
Software Expense	32,288
Total Software Expense	**32,288**
Travel	
Lodging	386
Transportation	38,548
Travel Meals	1,378
Travel Reimbursements	6,281
Total Travel	**46,593**
Total Expenses	**$1,854,487**
NET OPERATING INCOME	$ -1,938,181
Other Expenses	
Stock Based Compensation	77,000
Total Other Expenses	**$77,000**
NET OTHER INCOME	$ -77,000
NET INCOME	$ -2,015,181

California Labs

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Sales of Product Income	357,011
Total Income	**$357,011**
Cost of Goods Sold	
Cost of Goods Sold	
Duties & Taxes - COGS	13,092
Freight & delivery - COS	32,023
Other Costs - COS	1,128
Supplies & Materials - COGS	563
Total Cost of Goods Sold	**46,806**
Manufacturing - COGS	
Manufacturing COGS	233,850
Total Manufacturing - COGS	**233,850**
Total Cost of Goods Sold	**$280,656**
GROSS PROFIT	**$76,355**
Expenses	
General and Administrative Expense	
Accounting	12,072
Bank Service Charges	335
Dues & Subscriptions	504
Hosting	2,244
Insurance	766
Legal & Professional Fees	
Legal Fees	43,968
Total Legal & Professional Fees	**43,968**
Meals and Entertainment	2,141
Office Supplies	
Furniture	35
Hardware Expense	585
Stationery & Printing	136
Supplies	8,131
Total Office Supplies	**8,887**
Payroll Expense	
Salaries & Wages - CEO	56,250
Salaries and Wages	172,000
Taxes - Payroll	24,074
Total Payroll Expense	**252,324**
Payroll Fees	975
Rent or Lease	16,000
Shipping and delivery expense	6,285
Taxes & Licenses	16,171
Telephone	471

	TOTAL
Total General and Administrative Expense	**363,144**
Research & Development	
Design - R&D	33,000
Salaries & Wages - Design R&D	55,849
Total Design - R&D	**88,849**
Hardware - R&D	67,892
Marketing Research R&D	402
Software - R&D	120,928
Salaries & Wages - Software R&D	43,750
Total Software - R&D	**164,678**
Total Research & Development	**321,821**
Sales & Marketing	
Advertising	77,260
Marketing	621
Fundraising	7,184
Marketing - Misc	2,004
Marketing - Schwag	79
Marketing Software	538
PR Consulting	13,300
Salaries & Wages - Marketing	7,715
Total Marketing	**31,442**
Total Sales & Marketing	**108,701**
Software Expense	29
Software Expense	47,325
Total Software Expense	**47,354**
Travel	
Lodging	408
ManufacturingTravel Costs	2,164
Transportation	8,546
Travel Meals	1,321
Total Travel	**12,439**
Total Expenses	**$853,460**
NET OPERATING INCOME	$ -777,105
Other Expenses	
Stock Based Compensation	93,429
Total Other Expenses	**$93,429**
NET OTHER INCOME	$ -93,429
NET INCOME	$ -870,535

California Labs

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,015,181
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Deferred Revenue	-378,440
Accounts Payable	4,769
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-373,671**
Net cash provided by operating activities	**$ -2,388,852**
INVESTING ACTIVITIES	
Computers and Equipment:Prototypes	-6,225
Net cash provided by investing activities	**$ -6,225**
FINANCING ACTIVITIES	
Common Stock	77,000
Paid-In Capital or Surplus:Araba LLC	50,000
Paid-In Capital or Surplus:Brad O'Neill	100,000
Paid-In Capital or Surplus:CUI Family Investment	50,000
Paid-In Capital or Surplus:Manu Kumat	50,000
Paid-In Capital or Surplus:Neil Christopher	50,000
Paid-In Capital or Surplus:New Punjab	499,940
Paid-In Capital or Surplus:Otham Laraki	25,000
Paid-In Capital or Surplus:Paul Daughterty	50,000
Paid-In Capital or Surplus:Rami Habal	10,000
Paid-In Capital or Surplus:Resolute	700,000
Paid-In Capital or Surplus:Russel Fradin	25,000
Paid-In Capital or Surplus:Sean Gold	50,000
Paid-In Capital or Surplus:Stephen Russell	50,000
Paid-In Capital or Surplus:XCEL	50,000
Net cash provided by financing activities	**$1,836,940**
NET CASH INCREASE FOR PERIOD	**$ -558,137**
Cash at beginning of period	736,437
CASH AT END OF PERIOD	**$178,300**

California Labs

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-870,535
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Component Inventory	-240,000
Deferred Revenue	-834,167
Inventory Asset	552,066
Prepaid Production	0
Intangible Assets:App Development	-143,186
Accounts Payable	25,693
Legal Fees Payable	10,000
Loan from Shareholder	160,000
Salaries Payable	165,645
Taxes Payable	15,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-288,948**
Net cash provided by operating activities	**$ -1,159,483**
INVESTING ACTIVITIES	
Computers and Equipment:Computers	-2,149
Intangible Assets:Website Design	-1,393
Net cash provided by investing activities	**$ -3,543**
FINANCING ACTIVITIES	
Inventory LOC	106,000
Common Stock	93,429
Paid-In Capital or Surplus:Amos Benmeir	20,000
Paid-In Capital or Surplus:Kingtachi International	189,500
Paid-In Capital or Surplus:Launch Incubator	100,000
Paid-In Capital or Surplus:Leslie Goldman	12,500
Paid-In Capital or Surplus:Mosaic ltd	25,000
Paid-In Capital or Surplus:Stephen Russell	650,000
Working Capital	19,600
Net cash provided by financing activities	**$1,216,029**
NET CASH INCREASE FOR PERIOD	**$53,004**
Cash at beginning of period	178,300
CASH AT END OF PERIOD	**$231,304**

California Labs
SHAREHOLDERS EQUITY
As of December 31, 2018

	Current	(PY)	Change
	Jan - Dec 2018		
	As of Dec 31, 2017		
Equity			
Common Stock	288,679	195,250	93,429
Paid-In Capital or Surplus			0
Amos Benmeir	20,000		20,000
Anand Swaminthan	15,000	15,000	0
Araba LLC	100,000	100,000	0
Boxgroup	300,000	300,000	0
Brad O'Neill	100,000	100,000	0
Carlos Sanchez	25,000	25,000	0
CUI Family Investment	50,000	50,000	0
Final Touch	44,990	44,990	0
Franjieh Hala Fadel	49,975	49,975	0
Gokul Rajaram	25,000	25,000	0
Kingtachi International	189,500		189,500
Launch Incubator	100,000		100,000
Leslie Goldman	12,500		12,500
Malcolm Warne	50,000	50,000	0
Manu Kumat	50,000	50,000	0
Michael Frazier	50,000	50,000	0
Mosaic ltd	25,000		25,000
Neil Christopher	75,000	75,000	0
New Punjab	1,514,921	1,514,921	0
Otham Laraki	25,000	25,000	0
Paul Daughterty	50,000	50,000	0
PCH International	20,050	20,050	0
Pirooz Paravarandeh	75,000	75,000	0
Rami Habal	10,000	10,000	0
Resolute	1,400,000	1,400,000	0
Ron Clark	50,000	50,000	0
Rongguo Cui	50,000	50,000	0
Russel Fradin	25,000	25,000	0
Sean Gold	175,000	175,000	0
Stephen Russell	750,000	100,000	650,000
Timothy Dunn	50,000	50,000	0
XCEL	50,000	50,000	0
Total Paid-In Capital or Surplus	**$ 5,526,935**	**$ 4,529,935**	**$ 997,000**

NOTE 1 - NATURE OF BUSINESS

Organization and Nature of Business
California Labs, Inc.(dba Loop (the "Company") is a C-corporation incorporated in Delaware as of 03/07/2014 and is headquartered in San Francisco, CA. Loop makes a hardware and software tool to help families share pictures and communicate. We make revenue by selling a Loop home hardware display device as well as a monthly subscription for cloud backup and other services.

The Company was incorporated in DE under the name Wink Labs, Inc. on 3/7/2014 and was renamed California Labs, Inc. on 1/12/2015.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models,

discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Revenue Recognition
The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred, or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company's revenues during the two years ending December 31, 2017 and 2018 mainly consist of Loop device sales.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the cash equivalents that the Company had includes bank deposits. The Company maintains its cash in bank deposit accounts that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Inventory
Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2017 and 2018 the Company determined no such impairment charge necessary.

Accounts Receivable and Allowance for Uncollectible Accounts
The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2017 and 2018 the Company determined no allowance for uncollectible accounts was necessary.

Intangible Assets
Intangible assets consist of trademarks and patents, app development and design. These assets are purchased or developed by the Company and are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at either 12/31/17 or 12/31/18.

Advertising and Marketing Costs
The Company's marketing and advertising costs are expensed as incurred. During the years ended 12/31/17 and 12/31/18 the Company recognized $196,000 and $108,000 in marketing

and advertising, respectively, recorded under the heading Sales and Marketing in the consolidated statements of operations and comprehensive income.

Shipping and Handling Costs
Shipping and Handling Costs are included in cost of goods sold for all periods presented.

Income Taxes
The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss of $2,000,000 which it may receive future tax benefits. However, as of December 31, 2018 no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

NOTE 3 -- GOING CONCERNS

Going Concern Matters
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $3,000,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Risks and Uncertainties
The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional

financing, limited operating history, manufacturing complexities and changes to consumers needs and tastes.

EXHIBIT C
PDF of SI Website



Invest in Loop

The easy way to stay connected with your family

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$10,000	**$8,500,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Loop is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to None% of the value of the securities sold and equity compensation equal to None% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Loop without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Generated over $1M in lifetime revenue (unaudited)

> Was sold through Best Buy, both in stores and online, and sold out in approximately 4 weeks

> Notable investors Resolute Ventures (previously backed Bark & Co, Greenhouse, Clutter, uJet, and Signifyd) and Jason Calacanis (investor in multiple unicorns including Uber and Thumbtack)

> Experienced management team; CTO was the former engineering lead for Word with Friends, one of the world's most popular social mobile games

Fundraise Highlights

> Total Round Size: US $3,250,000

> Raise Description: Seed

> Minimum Investment: US $10,000 per investor

> Security Type: Crowd Note

> Valuation Cap: US $8,500,000

> Offering Type: Side by Side Offering

PROFILE MENU

Highlights

Public trust in social media platforms is eroding. Loop aims to change the narrative and become the trusted network for families, making it easy to stay connected in a way that is simple, private, and fun.

Overview

Product & Service

Distrust in Facebook and social media is increasing - 52.2% of users are not confident about their privacy on the internet. Due to this, there is a growing reluctance among some users to post pictures of their family online. But families are spread apart and are desperate for tools to help them stay connected in this

The Team
digital age. Currently, users are in the unfortunate position of having to choose between privacy and connectedness.

Q&A with Founder
Loop breaks through this dilemma by offering a solution that has the convenience of a social network without the tradeoffs of privacy. We have built a family messaging app plus an elegant home display that is simple, private, and fun. This innovative hardware and software solution provides an experience that we

believe surpasses any app solution alone.

Term Sheet

We have shown there is a strong demand for a private and family friendly social platform – to date we have generated over $1M in revenue and are building out a monthly subscription business. We have a passionate and diverse group of customers from parents, millennials, and even teens, who want a simple

Investor Perks
solution to connect their family.

Prior Rounds

Market Landscape
Pitch Deck

Data Room

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Product & Service

Loop is a private family network and home display. Families use the app to share pictures, videos, message, and even video chat. The home display streams content into channels, bringing back the communal family experience of televisions and radios from the 50's and 60's.

It's a private, closed system without ads, and only includes the people you care about the most.

Business Model

We charge $249 for a single Loop and $199/Loop if you purchase a bundle of 3 or more units. The app is free and customers can share the app with multiple family members, with or without the Loop display. In Q2 we plan to unveil a premium subscription service in which we will charge $3-$9/mo for cloud backup, video support, and auto-synchronization with online sources. We make up to 40% gross margin on the full price hardware and an estimated 70-80% gross margin on the subscription service.

Competitive Advantage

Loop has a unique hardware plus software technology solution that cuts across multiple generations. While young people are fleeing from Facebook, Loop has carved out a position as family-first brand that offers our users both simplicity and privacy.

Our business model of selling hardware plus subscription eliminates the need to sell data to advertisers, unlike the big companies such as Facebook or Google.

Market Opportunity

Loop has been referred to as "Snapchat for your family," but we believe that "family" represents a market opportunity larger than even Snapchat's ($10B) because although teens represent a significant demographic, everyone has family. Family is a unifier among age groups and for many, it's the most important thing in life.

PROFILE MENU

Highlights

platforms become bigger, it opens up opportunities for vertical "focused" networks to emerge. For example, NextDoor (social network for neighborhoods) is having incredible success.

With privacy and trust at the forefront, we believe the timing is perfect to build a family-focused network.

Overview

In the future, our aim is for Loop to be recognized around the world as the trusted place for family to stay connected.

Product & Service

Customer Acquisition

The Team

We are a DTC (direct to consumer) brand and currently use online advertising to drive traffic to our website. In Q3 we plan to sell through Amazon.com and in 2020 we expect to add on retail. We previously ran a nationwide test at Best Buy stores where we sold out in less than four weeks.

Q&A with Founder

We are also in discussions with HSN/QVC to test the direct TV model and generate awareness, and with Adobe to integrate with Lightroom which could open up millions of photographers and their highly curated content.

Terms   **Network Effects and Viral Growth**

Investor Perks

Within a family, Loop has natural network effects - the product/service becomes more valuable with each additional family member who joins. There is also natural virality as people are encouraged to invite others into the system. We expect Loop to catch on and show viral vector for growth once we hit critical mass.

Prior Rounds

Gallery

Market Landscape



Data Room

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Keep your family connected

Always ready for a photoshoot

SI1.

Media Mentions

Forbes   VB   TechCrunch

Editor... ...paign

Team Story

Our mission is to help families stay connected.

This story of Loop started with a simple problem - Brian wanted to send pictures of his young son Alex to his father who lived across the county. There were many tools but nothing seemed to truly solve the problem. Social media seemed far too public and even the devices we use added friction. This presented unique challenges and opportunity.

Brian's research at the Stanford Design School (d.school) led him to dive deeper into the problem and discovered an innovative solution that included private messaging based app plus a home display. It solved the problems of privacy, simplicity, and it rested on a robust business model.

Brian joined the Highway1 accelerator and met Sital and Ethan, two childhood friends from Cupertino. Ethan was a world class designer from RISD and Altitude. Sital ran software engineering for Words with Friends, one of the world's most popular social mobile games. The team joined forces and built this product that is changing the way families communicate around the world.

Founders and Officers



Brian Gannon
CEO

Brian is a graduate of MIT and has a degree in electrical engineering and MBA. Brian spent his early career as an computer chip designer at Fujitsu before joining the Boston Consulting Group as a management consultant. Brian spent eight years at Maxim Integrated as a product manager where he launch 30 products that shipped over 400M units. He also led the acquisition of Mobilyen, a leader in H.264 video compression and later led the $100M business as General Manager with a team of 100 in Silicon Valley, China, India, and England.



Sital Mistry
HEAD OF SOFTWARE

Sital is a graduate of University of California at Berkeley. After Berkeley Sital worked as a software engineer at Hiplogic, one of the first social home screens for smartphones. Sital later worked at Zynga where he managed the software engineering team for Words with Friends, which is still today one of the most popular mobile games in the world.

PROFILE MENU



Ethan Ballweber
HEAD OF DESIGN

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Ethan is a graduate of RISD, one of the top design schools in the world and an expert in industrial design and UX. Prior to Loop, Ethan worked on numerous consumer products including the WIMM which becomes Wear, Google's smartwatch.

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Notable Advisors & Investors



Elizabeth Hamren

Advisor, CVP, Xbox/Gaming @ Microsoft



Aamir Virani

Advisor, Co-Founder of Dropcam/Nestcam (Sold to Google for $550M)



Nathan Folkman

Advisor, Former CTO of private social networking Path



Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Q&A with the Founder

Market Landscape

Q: Please detail your product/platform and its key use cases.

Loop:

Data Room
Loop is a new tool to help families stay connected. It includes a social picture/video sharing app as well as a home display. Families use Loop as a safe and easy way to stay connected as they become more spread apart. Photos are curated by family members and show up in the app feed to be enjoyed while "on the go". The content also shows up on the Loop device and effortlessly enjoyed in the home. Our customers tell us that seeing the content in the home creates a completely new and special experience and make them feel more connected and see effort.

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Q: What is the current stage of your product/platform development?

Loop:

FAQ
The product is fully developed and we have started shipping with over $1,000,000 in online sales.

Q: Can you list any IP or patents that have been filed/granted?
Seedinvest
Loop:

We have filed both utility and design patents filed for the entire hardware and software stack. We have been awarded the "Loop" trademark in 2018.

Q: What do you view as your market opportunity?

Loop:

We have the opportunity to build a trusted, enduring brand for families at the level of Snapchat, Nextdoor or Slack. With the winds of privacy blowing, the timing has never been better.

Q: Please detail your competitive advantages.

Loop:

Loop is a combined hardware plus software solution. So we have a customer experience that can't be matched by any app alone. We are also private and don't rely on ads to run our business, so people can feel safe with their sharing. Lastly we are incredibly simple to use, with knobs and one tap sharing.

Q: What is your customer acquisition strategy?

Loop:

We are a direct to consumer (DTC) brand and acquire customers through Facebook and Instagram ads that drive traffic to our website. As part of this strategy we partner with micro-influencers who help create content and show Loop in real life examples which reduce our customer acquisition cost and expand our reach organically. In the future, we will expand our digital channels with Pinterest and Adwords we plan to sell on Amazon as well as other digital platforms as well as popups and direct mail. In the long term we will be able to utilize viral growth methods.

Q: Please detail your strategy to scale post-raise, including your product and business roadmap.

Loop:

After this raise, we will have completed the main R&D effort and will be focusing our attention on digital marketing and customer acquisition channels. In Q4 2019 we will open up Amazon as a sales channel. In 2020 we will begin our retail strategy which will likely involve a combination of big box and pop ups.

Q: What do you view as your potential exit opportunities?

Loop:

With the size of the market, there is the potential to go public like Snapchat or Slack. A successful social network would also be desirable by nearly every major company.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $3,250,000
Minimum investment:	US $10,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	10.0%
Valuation Cap:	US $8,500,000
Interest rate:	3.0%
Note term:	24 months

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.

8/7/2019

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Data Room

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FAQs

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Other Conditions: While Loop has set an overall Open minimum of US $0 for the round, Loop must raise at least US $0 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Loop's Form C.

Regulation CF cap: While Loop is offering up to US $3,250,000 worth of securities in its Seed, only up to US $0 of that amount may be raised through Regulation CF.

Transfer restrictions: Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a) (6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised





- 🔵 Android App
- 🔵 Customer Service
- 🔵 Subscription Service
- 🟢 Marketing
- 🟡 Software Engineering
- 🟠 Hardware Expenses
- 🔴 Office and GA

If Maximum Amount Is Raised





- 🔵 Android App
- 🔵 Customer Service
- 🔵 Subscription Service
- 🟢 Marketing
- 🟡 Software Engineering
- 🟠 Hardware Expenses
- 🔴 Office and GA

Investor Perks

Early birds ($5k+ before August XX, 2019)

- Free Loop + 3 years free service

- California Labs sweatshirt (Our legal company name)

$1,000 | California Labs sweatshirt

$5,000 | Above plus 50% discount on Loop device

$10,000 | Above plus free Loop device and 1 year free service

$25,000 | Three free Loop devices and lifetime free service

$50,000 | Five free Loop devices personally setup by founding team; free lifetime service

$100,000 | Above plus in-person meeting with founding team in SF (flight and stay not covered) and bi-annual invitation to strategy calls with management

$250,000 | Above plus board observer seat and quarterly invitation to strategy calls with management

We suggest that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.   Edit your campaign

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Loop's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $750,000
Closed Date	Jun 18, 2015
Security Type	Convertible Note
Valuation Cap	US $4,500,000

Seed

Round Size	US $2,000,000
Closed Date	Jan 16, 2017
Security Type	Preferred Equity

Market Landscape

As Jeremy Liu, partner at Lightspeed ventures wrote, "People use different messaging apps for different purposes with different people at different times. Each platform has taken on a specific context." (https://medium.com/lightspeed-venture-partners/which-messaging-app-should-i-use-781210ad731c)

We believe there is a huge gap today for a network specifically designed for families, and that the timing is perfect to fill this gap.

There is also a growing trend towards hardware to deliver software services. First there was the Square reader which launched the Square payment service. Then, more recently Amazon built the Echo speaker to carry the Alexa voice service.

We believe the key to the family network will also be a solution that combines great software plus hardware for the home.

Risks and Disclosures

Many of company's contracts and future revenue are understood to be contingent / to trigger on the successful development and proof of concept of Loop. Loop is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that Loop or any other product candidates will be successfully developed or commercialized.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. On some occasions, this pricing pressure may result in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on their business.

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investors

Prior Rounds

Market Landscape

Data Room

0 Comments

FAQs

Seedinvest

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company's intellectual property is not currently patented, and they may not be able to obtain such intellectual property rights. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect, and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The consolidation of retail customers could adversely affect us. Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

We plan to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's cash position is relatively weak. The Company currently has only $82,741 in cash balances as of December 2018. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding liabilities. The Company owes approximately $120,000 in current liabilities.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks. Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon their ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company does not have an employment contract in place with Brian Gannon, the CEO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Brian Gannon were to leave LOOP, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

General Risks and Disclosures

Startup investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

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Team

Q&A

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Pricing Round

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Data Room

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❓ FAQs

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME
〉 📁 Pitch Deck and Overview (1 file)
〉 📁 Financials (1 file)
〉 📁 Fundraising Round (1 file)
〉 📁 Investor Agreements (5 files)
〉 📁 Miscellaneous (4 files)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

Highlights

Overview

Product & Service

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Q&A with Founder

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What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Loop

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Loop. Once Loop accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Loop in exchange for your securities. At that point, you will be a proud owner in Loop.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Loop has set a minimum investment amount of US $10,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Loop does not plan to list these securities on a national exchange or another secondary market. At some point Loop may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Loop either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Loop's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Loop's Form C. The Form C includes important details about Loop's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.



Connecting Your Family

Brian Gannon, Co-founder and CEO



Loop is the easy way for families to stay connected



 **Fragmented**

 **Disconnected**

 **Privacy Concerns**







Loop Solution:
Private Family Network + Home Display



  

Connects Everyone

Simple

Private

Vision to own the "family" space



Nextdoor



Snapchat



Loop



Slack

How it works

Curate content using the Loop app





Young hooligans holding up a wall

loop

Beams instantly anywhere in the world. Enjoy effortlessly in the home.














And connect everyone in the family with the App

Traction

Over $1M in Online Sales

Sold out first batch in 12 weeks



50 Best Buy stores nationwide

Sold out in 4 weeks



Customers

Who buys Loop?



Rebecca R.

20 year old college
student Michigan

"Loop serves as a main
channel of family
communication."



Monica J.

38 year old mother from Seattle
Two kids - ages 3 and 9

"Loop is a daily part of all
of our lives-sharing
memories, connecting us
to family and friends
around the globe."



Peter M.

46 years old real estate developer
from Boston with three kids ages
2, 4, and 7

"We gather around Loop
in kitchen. The kids can't
get enough of it and
creates fun
conversations"

Early Viral Signals



Average Units per Order

2.6 units



Average apps downloaded per active Loop

2.5 apps



Users engage
in the App

33.7%
Use App
2+ days per week

Offering "Freemium" subscription plan (Q2 2019).



Experienced Team That Can Execute



Brian Gannon

CEO

Built **$100M** business in Displays and Video at Maxim. PM and GM.

MIT, BCG, d.school



Sital Mistry

Software

Engineering lead for ***Words with Friends*** - highly popular mobile game.

Berkeley, Zynga, Hiplogic



Ethan Ballweber

Design

ID and UX at Altitude design. UI for WIMM - now **Android Wear**.

RISD, Altitude

With help from exceptional advisors



Aamir Virani

Co-founder of Dropcam (Nestcam)



Liz Hamren

CMO Oculus, CVP Microsoft Xbox

Investors



Venture

Resolute Ventures

Lead investors of Clutter, Greenhouse, uJet, Signifyd. Seed investors in Opendoor.

Jason Calacanis/Launch

Seed investor in 6 Unicorns including Uber and Thumbtack.

Angel

Othman Laraki - Color Genomics, VP Prod Twitter
Gokul Rajaram - Google, Facebook, Square
Steve Russell - Ring Doorbell (former board member)
Brad O'Neill - Stumbleupon (board), Techvalidate, SurveyMonkey
AngelList Access Fund



Connecting Your Family

Brian Gannon, Co-founder and CEO